Exhibit 99.2



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FIF
LISTED
NYSE

FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND

NEW YORK, NY: March 3, 2009 - Financial Federal Corporation (**NYSE: FIF**) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable April 10, 2009 to stockholders of record at the close of business on March 20, 2009. The dividend rate is the same as the prior quarter.

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.

CONTACT: Steven F. Groth
                     Chief Financial Officer
                     (212) 599-8000